UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Extension of Earnout Restructuring Deadline

On March 17, 2026, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced that it has reached an agreement with the founders of its previously acquired portfolio companies to extend to April 30, 2026, the deadline to pay the earnout obligations due to such founders at the negotiated discounted amount.

The extension reflects the Company’s continued commitment to a collaborative and disciplined approach to balance sheet optimization, and its ongoing efforts to strengthen its capital structure in support of its acquisition strategy, as well as the founders’ belief in the Company’s long-term value.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 17, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026	NVNI GROUP LIMITED

	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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